Exhibit 99.1

DJSP Enterprises, Inc. Reports Revenue of $260.3 Million and
Adjusted Net Income of $44.6 million for 2009

Quarterly Revenues Increase 33% and YTD Revenues Increase 31% Year-over-Year

PLANTATION, Fla., March 11, 2010 /PRNewswire-FirstCall/ -- DJSP Enterprises, Inc. (NASDAQ: DJSP, DJSPW, DJSPU), one of the largest providers of processing services for the mortgage and real estate industries in the United States, today announced financial results for the three and 12 month periods ending December 31, 2009 for its recently acquired processing operations. The operating results discussed in this press release reflect the separate operations of the acquired business for the periods presented on an adjusted basis, each of which occurred prior to the closing of the Business Combination with Chardan 2008 China Acquisition Corp. on January 15, 2010.

Processing Operations Fourth Quarter Financial Highlights

•	Revenue for the quarter increased 33.3% to $70.5 million from $52.9 million in last year's comparable period. For the year 2009, revenue increased 30.7% year over year to $260.3 million.

•	Adjusted Net income was $12.1 million in the fourth quarter. For the 12 month period, adjusted net income was $44.6 million or $2.14* per share .

•	Adjusted EBITDA for the fourth quarter was $19.1 million, and for the 12 months was $69.9 million.

*Calculated using treasury stock method assuming a common share price of $9.80; Assumes 20.82  million shares outstanding; Assumes adjusted net income for year ended December 31, 2009 of $44.6 million.

Subsequent to Quarter End

Chardan 2008 China Acquisition Corp. closed its Business Combination with DAL Group, LLC on January 15, 2010 and changed its name to DJSP Enterprises, Inc. and its NASDAQ symbols to DJSP, DJSPU and DJSPW.

Fourth Quarter Results for Processing Operations

Net revenue from operations for the three months ended December 31, 2009 increased $17.6 million, or 33.3%, to $70.5 million from $52.9 million in last year's comparable period. The revenue improvement resulted from an increase in the number of mortgage foreclosures taking place in the Company’s principal market, Florida, as well as the expansion of REO (bank-owned) activities.  During the three months ended December 31, 2009, revenue from mortgage foreclosure related services, net of revenue from client reimbursements, increased by $2.5 million, or 8.5%, to $32.3 million, compared to $29.7 million for the same period last year. Our REO liquidation business, which emanates from a single customer, became an increasingly significant source of revenue during the quarter, generating $3.4 million in revenue, with approximately an 88% gross margin.  Revenue for the same three months of 2008 was $1.5 million. Going forward, management intends to offer both REO closing and liquidation services to additional customers as a means of increasing revenues and profits. The remainder of the increase in revenue was due to increased client-reimbursed costs.

Adjusted net income increased to $12.1 million for the three months ended December 31, 2009 from $7.2 million for the same period in 2008.

2009 Full Year Results

Net revenue for the 12 months ended December 31, 2009 increased $61.1 million, or 30.7%, to $260.3 million from $199.2 million in last year's comparable period. The revenue improvement resulted from an increase in the number of mortgage foreclosures taking place in the Company’s principal market, Florida, as well as the expansion of REO activities, which increased approximately 175% to $11.2 million compared with $4.1 million in the same period in 2008. Revenues from mortgage foreclosure related services, net of revenue from client reimbursements, increased by $14.3 million, or 13.4%, to $121.2 million, compared to $106.9 million for the same period last year.  The remainder of the increase in revenue reflected increased amounts due for client-reimbursed costs.

During 2009, the Company’s adjusted net income increased to $44.6 million from $38.5 million in 2008.

The Company generated $48.5 million in cash from operating activities in 2009 compared to $43.4 million in 2008.

David J. Stern, Chairman and Chief Executive Officer of DJSP Enterprises commented, “DJSP delivers unparalleled customer service by combining unique mortgage and foreclosure expertise with highly automated electronic processing. This efficiency has historically enabled us to significantly grow both our top and bottom-line results.  As a public company we will be able to leverage our expertise, diversify our service offerings, and expand geographically in order to accelerate our growth and enhance our client relationships. Going forward, we are particularly excited about our REO business which will become an increasingly significant source of revenue and income growth in the coming years.”

Management Guidance:

The Company reaffirms its previously announced guidance. For 2010, the Company expects to report adjusted net income of  approximately $49 million and adjusted EBITDA of approximately $80.6  million, excluding any one time transaction expenses associated with the Business Combination.

Conference call Information:

Management will conduct a conference call at 8:30 a.m. Eastern Time on Friday, March 12, 2010, to discuss the fourth quarter and year end 2009 results.  To participate in the live conference call, please dial 1-877-941-2069 five to 10 minutes prior to the scheduled conference call time. International callers should dial 1-480-629-9713. When prompted by the operator, mention conference ID 4262064.

If you are unable to participate in the call at this time, a replay will be available for one week starting on Friday, March 12, 2010, at 11:30 a.m. Eastern Time. To access the replay, dial 1-800-406-7325 or 1-303-590-3030.  Please use passcode 4262064.  The call will also be accompanied live by webcast over the Internet and accessible at http://viavid.net/dce.aspx?sid=00007221.

About DJSP Enterprises, Inc.

DJSP is the largest provider of processing services for the mortgage and real estate industries in Florida and one of the largest in the United States. The Company provides a wide range of processing services in connection with mortgages, mortgage defaults, title searches and abstracts, REO (bank-owned) properties, loan modifications, title insurance, loss mitigation, bankruptcy, related litigation and other services. The Company's principal customer is the Law Offices of David J. Stern, P.A. whose clients include all of the top 10 and 17 of the top 20 mortgage servicers in the United States, many of which have been customers for more than 10 years. The Company has approximately 1,000 employees and contractors and is headquartered in Plantation, Florida, with additional operations in Louisville, Kentucky and San Juan, Puerto Rico. The Company's U.S. operations are supported by a scalable, low-cost back office operation in Manila, the Philippines that provides data entry and document preparation support for the U.S. operation

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about DJSP Enterprises, Inc. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions, changing interpretations of generally accepted accounting principles; outcomes of government or other regulatory reviews, particularly those relating to the regulation of the practice of law; the impact of inquiries, investigations, litigation or other legal proceedings involving the Company or its affiliates, which, because of the nature of the Company's business, have happened in the past to the Company and the Law Offices of David J. Stern, P.A.; the impact and cost of continued compliance with government or state bar regulations or requirements; legislation or other changes in the regulatory environment, particularly those impacting the mortgage default industry; unexpected changes adversely affecting the businesses in which the Company is engaged; fluctuations in customer demand; the Company's ability to manage rapid growth; intensity of competition from other providers in the industry; general economic conditions, including improvements in the economic environment that slows or reverses the growth in the number of mortgage defaults, particularly in the State of Florida; the ability to efficiently expand its operations to other states or to provide services not currently provided by the Company; the impact and cost of complying with applicable SEC rules and regulation, many of which the Company will have to comply with for the first time after the closing of the Business Combination; geopolitical events and changes, as well as other relevant risks detailed in the Company's filings with the U.S. Securities and Exchange Commission, (the "SEC"), including its report on Form 20-F for the period ended December 31, 2008 and the Form 6-K filed with the SEC on December 29, 2009 containing the proxy statement relating to the Business Combination which was mailed to shareholders of the Company, in particular, those listed under “Risk Factors.” The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

Non-GAAP Financial Measures

The financial information and data contained in this press release are unaudited and do not conform to the SEC's Regulation S-X. This press release includes certain estimated financial information and forecasts presented as pro forma financial measures that are not derived in accordance with generally accepted accounting principles ("GAAP"), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC. Management believes that the presentation of these non-GAAP financial measures serves to enhance the understanding of the financial performance of the acquired business. Our Non-GAAP financial measures may not be comparable to similarly titled pro forma measures reported by other companies. Such measures are not recognized terms under U.S. GAAP, and should be considered in addition to, and not as substitutes for, or superior to, operating income, cash flows, revenues, or other measures of financial performance prepared in accordance with generally accepted accounting principles. Such measures are not a completely representative measure of either the historical performance or, necessarily, the future potential of the Company.

Adjusted EBITDA - The adjusted EBITDA measure presented consists of income (loss) from continuing operations before (a) interest expense, net; (b) income tax expense; (c) depreciation and amortization; and (d) non-recurring income and/or expense.  The Company is providing adjusted EBITDA, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted EBITDA helps the Company to evaluate and compare its performance on a consistent basis with the lower operating cost structure  in place after consummation of the  Business Combination.  In the calculation of adjusted EBITDA, the Company excludes from expenses the compensation paid to the Company's Founder that exceeds the base compensation that he will be entitled to receive after completion of the Business Combination, as well as the payroll taxes associated with such compensation, non-recurring travel expenses incurred on behalf of the Founder and other benefits received in prior periods that will not be permitted  following the closing of the Business Combination.

Adjusted EBITDA is a non-GAAP measure that has limitations because it does not include all items of income and expense that affect the operations of the Company. In addition, it should be noted that companies calculate adjusted EBITDA differently and, therefore, adjusted EBITDA as presented for us may not be comparable to the calculations of adjusted EBITDA reported by other companies.

Adjusted Net Income - The Company is providing adjusted net income, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted Net Income helps the Company to evaluate and compare its past performance on a consistent basis with the taxable structure that will be in place after consummation of the transaction, reflecting the effects of that taxable structure on profitability.  In the calculation of adjusted net income, the Company deducts the Depreciation and Amortization amounts from Adjusted EBITDA calculation and then subtracts the income tax expense, calculated at the expected 'going forward' tax rate of 35%.   Adjusted net income per share is calculated by dividing adjusted net income by the number of ordinary shares outstanding using the treasury stock method.

The following tables provide reconciliations of net income (US GAAP)  to Adjusted EBITDA (Non-GAAP) and adjusted net income (Non-GAAP)

RECONCILIATIONS OF NET INCOME (US GAAP) TO ADJUSTED EBITDA (NON-GAAP) AND ADJUSTED NET INCOME (NON-GAAP)

	Three Months Ended		Year Ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

Net Income	$3,967,060	$8,197,806	$44,565,466	$42,886,352

Adjustments to EBITDA:
Adj. to Fee to Processing	1,115,359	(4,347,971)	3,631,764	-
Compensation related	8,520,898	5,714,382	12,262,523	15,887,444
Non-recurring travel	3,707,655	384,364	6,372,238	384,364
Interest, Depeciation & Amortization	417,798	307,853	1,297,490	594,156
Transaction related	36,942		259,558
Other Income (Expense)	1,313,574	1,159,526	1,484,060
Total Adjustments to EBITDA	$15,112,226	$3,218,154	$25,307,633	$16,865,964

Adjusted EBITDA	$19,079,286	$11,415,960	$69,873,099	$59,752,316

Adjustments to Net Income:
Interest, Depeciation & Amortization	417,798	307,853	1,297,490	594,156
Income Taxes Estimate at 35%	6,531,521	3,887,837	24,001,463	20,705,356

Adjusted Net Income	$12,129,967	$7,220,270	$44,574,146	$38,452,804

Company Contact:
David J. Stern
Chairman and CEO
DJSP Enterprises, Inc.
Phone: 954-233-8000, ext. 1113
Email: dstern@dstern.com

or

Kumar Gursahaney
Executive Vice President and CFO
DJSP Enterprises, Inc.
Phone: 954-233-8000, ext. 2024
Email: kgursahaney@dstern.com

Investor Contact:
Hayden IR
Cameron Donahue
Phone: 651-653-1854
Email: Cameron@haydenir.com

–tables follow–

The financial results contained in the attached tables are not necessarily indicative of the operations of the business following the closing of the Business Combination, in particular because the processing operations were not subject to income taxes prior to the closing of the Business Combination, certain private company expenses and compensation included in the reported operating results will not continue post-closing and varied materially from period to period, reported results do not include interest expenses associated with the Business Combination financing and the reported results have not been adjusted for the noncontrolling interest resulting from the Business Combination.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
UNAUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
COMBINED CARVE OUT BALANCE SHEETS

	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$763,387	$1,427,588
Accounts receivable
Client reimbursed costs	6,046,760	26,147,837
Fee income, net	16,435,084	11,807,293
Unbilled receivables	10,591,850	11,210,565
Total accounts receivable	33,073,694	49,165,695
Prepaid expenses	87,314	46,939
Total current assets	33,924,395	50,640,222
Property and equipment, net	4,691,520	3,154,623
Total assets	$38,615,915	$53,794,845
LIABILITIES AND STOCKHOLDER'S AND MEMBER'S EQUITY
Current Liabilities
Accounts payable – reimbursed client costs	$6,046,760	$20,425,337
Accounts payable	1,505,861	742,601
Accrued compensation	1,863,436	2,207,094
Accrued expenses	1,200,651	975,947
Current portion of capital lease obligations	266,091	217,095
Deferred revenue	225,063	263,900
Due to related party	-	25,035
Note payable	2,307,221	—
Line of credit	10,656,250	-
Deferred rent	1,019,599	821,464
Client trust account	239,310	696
Total current liabilities	25,330,242	25,679,169
Deferred rent, less current portion	78,127	137,859
Capital lease obligations, less current portion	187,395	512,168
Total liabilities	25,595,763	26,329,196

Common stock	1,000	1,000
Retained earnings	4,348,342	7,608,920
Member's equity	8,670,810	19,855,729
Total stockholder's and member's equity	13,020,152	27,465,649
Total liabilities, stockholder's and member's equity	$38,615,915	$53,794,845

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)

COMBINED CARVE OUT STATEMENTS OF INCOME

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	For the Three Months Ended December 31, 2009	For the Three Months Ended December 31, 2008

Revenue	$260,268,847	$199,202,701	$70,498,473	$52,873,156
Expenses:
Direct operating & other expenses	25,261,749	19,078,472	7,894,847	6,809,749
Client reimbursed costs	139,059,336	92,319,306	38,247,598	23,151,916
Compensation related expenses	50,085,039	44,356,093	19,961,962	14,417,534
Depreciation expense	1,123,564	594,156	347,490	307,853
Interest expense	174,005	-	70,308	-
Total expenses	215,703,693	156,348,027	66,522,205	44,687,052
Operating income	44,565,154	42,854,674	3,976,268	8,186,104
Other income(expense)	312	31,677	(9,208)	11,702
Net income	$44,565,466	$42,886,351	$3,967,060	$8,197,806

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)

COMBINED CARVE OUT STATEMENTS OF CASH FLOWS

	2009	2008

Cash Flows From Operating Activities
Net income	$44,565,466	$42,886,351
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,123,564	594,156
Loss on disposal of leasehold improvements	160,723	1,698,303
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable – client reimbursed costs	20,101,077	(10,562,492)
Fee income receivable, net	(4,627,791)	(1,825,505)
Unbilled receivable	618,715	(2,983,101)
Prepaid expenses	(40,375)	255,246
Accounts payable – client reimbursed costs	(14,378,577)	10,100,142
Accounts payable	763,260	584,490
Accrued expenses	224,008	450,030
Accrued compensation	(343,658)	1,206,537
Client trust account	239,310	-
Deferred revenue	(38,837)	-
Deferred rent	138,403	959,323
Net cash provided by operating activities	48,505,288	43,363,480
Cash Flows From Investing Activities
Purchase of property and equipment	(2,815,662)	(2,274,184)
Net cash flow used for investing activities	(2,815,662)	(2,274,184)
Cash Flows From Financing Activities
Net advance from related party	(25,035)	12,152
Line of credit	10,656,250	—
Note payable	2,448,000	—
Principal payments on note payable	(140,779)
Principal payments on capital lease obligations	(291,300)	(87,165)
Distributions	(59,000,963)	(40,565,461)
Net cash flow used for financing activities	(46,353,827)	(40,640,474)
Net change in cash and cash equivalents	(664,201)	448,822
Cash and cash equivalents, beginning of period	1,427,588	978,766
Cash and cash equivalents, end of period	$763,387	$1,427,588